Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中通快遞（開曼）有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

CONNECTED TRANSACTION

ACQUISITION OF 100% EQUITY INTEREST IN ZHEJIANG XINGLIAN

THE EQUITY TRANSFER AGREEMENT

On November 28, 2025, ZTO Aviation, a consolidated affiliated entity of the Company, entered into the Equity Transfer Agreement with ZTO Yun Leng and Zhejiang Xinglian, pursuant to which ZTO Aviation agreed to purchase, and ZTO Yun Leng agreed to sell, 100% equity interest in Zhejiang Xinglian for an aggregated consideration of RMB178,000,000.

As of the date of this announcement, ZTO Yun Leng holds 100% of the equity interest in Zhejiang Xinglian. Upon completion of the Acquisition, the Group will hold 100% of equity interest in Zhejiang Xinglian. Zhejiang Xinglian will be a subsidiary of a consolidated affiliated entity of the Company and the financial results of Zhejiang Xinglian will be consolidated into those of the Group.

HONG KONG LISTING RULES IMPLICATIONS

As at the date of this announcement, ZTO Yun Leng is ultimately beneficially held (i) as to approximately 19.5% by a company controlled by Mr. Meisong LAI (an executive Director and a controlling shareholder of the Company), and (ii) as to approximately 18% by ZTO Express, a consolidated affiliated entity of the Company. ZTO Yun Leng is a connected person of the Company. Therefore, the entering into of the Equity Transfer Agreement and the transaction contemplated thereunder constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio calculated pursuant to the Hong Kong Listing Rules in respect of the Equity Transfer Agreement and the transaction contemplated thereunder is more than 0.1% but less than 5%, the Equity Transfer Agreement and the transaction contemplated thereunder are subject to the reporting and announcement requirements but exempt from the independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

INTRODUCTION

On November 28, 2025, ZTO Aviation, a consolidated affiliated entity of the Company, entered into the Equity Transfer Agreement with ZTO Yun Leng and Zhejiang Xinglian, pursuant to which ZTO Aviation agreed to purchase, and ZTO Yun Leng agreed to sell, 100% equity interest in Zhejiang Xinglian for an aggregated consideration of RMB178,000,000.

PRINCIPAL TERMS OF THE EQUITY TRANSFER AGREEMENT

The principal terms of the Equity Transfer Agreement are set out below:

Date	:	November 28, 2025

Parties	:	(1)	ZTO Yun Leng (as the seller);

		(2)	Zhejiang Xinglian (as the target company); and

		(3)	ZTO Aviation (as the buyer).

Subject matter	:	ZTO Aviation agreed to purchase, and ZTO Yun Leng agreed to sell, 100% equity interest in Zhejiang Xinglian.

Consideration and payment terms	:	The total consideration for the Acquisition is RMB178,000,000, which will be settled as follows:
		(i)	Down payment: ZTO Aviation shall pay ZTO Yun Leng the initial instalment in the amount of RMB100,000,000 within 10 business days from the date on which all conditions precedent relevant to the payment of the down payment (details are set out in the section headed “Conditions Precedent ” below) are satisfied (or waived in writing by ZTO Aviation); and
		(ii)	Final payment: ZTO Aviation shall pay the remaining consideration in the amount of RMB78,000,000 to ZTO Yun Leng within 15 business days from the date on which all conditions precedent relevant to the payment of the final payment (details are set out in the section headed “Conditions Precedent ” below) are satisfied (or waived in writing by ZTO Aviation).

Conditions Precedent	:	Pursuant to the Equity Transfer Agreement:

		1.	Conditions Precedent to the down payment:

ZTO Aviation’s obligation to pay the down payment is conditional upon the fulfillment of, or waiver of the same by ZTO Aviation at its sole discretion, of the following conditions precedent:

			(i)	the Equity Transfer Agreement has been duly signed and come into effect;

			(ii)	the shareholders and executive directors of Zhejiang Xinglian have formally adopted relevant written resolutions approving the execution, delivery, and performance of the transaction documents, and waiving any other rights that may affect this transaction, including preemptive rights, liquidation preference, and co-sale rights; and

			(iii)	the representations and warranties made by Zhejiang Xinglian and ZTO Yun Leng remain true, accurate, complete, and not misleading.

		2.	Conditions precedent to the final payment:

ZTO Aviation’s obligation to pay the final payment is conditional upon the fulfillment of, or waiver by ZTO Aviation at its sole discretion, of the following conditions precedent:

			(i)	the representations and warranties made by Zhejiang Xinglian and ZTO Yun Leng remain true, accurate, complete, and not misleading;

			(ii)	ZTO Yun Leng has performed and complied with all covenants and undertakings required by the transaction documents to be performed or complied with on or before the Completion Date (as defined below);

			(iii)	ZTO Yun Leng and Zhejiang Xinglian have transferred all seals, licenses and certificates of Zhejiang Xinglian, as well as other assets and documents, to ZTO Aviation; and

			(iv)	the procedures for change of business registration and filing required have been completed by Zhejiang Xinglian with the relevant market supervision and administration authority.

Completion	:	Parties shall use best efforts to procure the satisfaction of all conditions precedent as soon as possible. Upon completion of the registration of ZTO Aviation as the shareholder of Zhejiang Xinglian with the market supervision and administration authority (the “Completion Date”), ZTO Aviation shall enjoy the corresponding shareholders’ rights and assume the corresponding shareholders’ obligations; ZTO Yun Leng shall ensure that ZTO Aviation obtains actual control over Zhejiang Xinglian from the Completion Date.

Basis of Consideration

The consideration for the Acquisition was determined after arm’s length negotiations between ZTO Aviation and ZTO Yun Leng with reference to the appraised value of Zhejiang Xinglian. According to the valuation report (the “Valuation Report”) dated November 18, 2025 issued by China Alliance Appraisal (Shanghai) Co., Ltd. (中同華資產評估(上海)有限公司) (the “Valuer”), an independent valuer, after the valuation using the market approach, the appraised value of the entire equity interests of shareholders of Zhejiang Xinglian as at the Valuation Benchmark Date (being September 30, 2025) was RMB179,000,000.

The Group will settle the consideration for the Acquisition with its internal resources.

THE VALUATION REPORT

Selection of Valuation Approach

In the Valuation Report, the Valuer has considered the application of three basic valuation approaches, namely the income approach, asset-based approach and market approach.

The application of the market approach requires: (i) a public market and active trading for comparable references of the subject entity; and (ii) access to transaction information. Among the listed companies, there exists a sufficient number of comparable listed companies with the subject entity. Furthermore, relevant data such as the operating conditions, financial data, and market share prices of comparable companies can generally be obtained from public markets and channels. This provides the conditions for data collection and quantitative analysis of relevant differences, making the market approach applicable.

The application of income approach requires: (i) the future return of the valuation subject can be reasonably anticipated and measured in monetary terms; (ii) the risks associated with the expected return can be quantified; and (iii) the return period can be determined or reasonably estimated. The subject entity plans to transition into international freight operations in the future. However, the current international trade landscape is volatile. Influenced by U.S. tariff policies, trade flows have shifted, prompting companies to adjust their shipping routes, resulting in significant fluctuations in operating costs. Furthermore, related policies have increased compliance pressures in international transportation, which will further escalate operating costs. Given the complex international landscape, the subject entity finds it difficult to make reliable projections regarding future revenue and profit. Therefore, the income approach is not applicable.

The application of asset-based approach requires that: (i) the valuation subject is in normal use or currently in use; (ii) the valuation subject can be obtained through replacement channels; and (iii) the replacement cost of the valuation subject and related depreciation can be reasonably estimated. The assets and liabilities within and outside the balance sheet of Zhejiang Xinglian as of the valuation date are identifiable and can be individually valued using appropriate methods. Therefore, the asset-based approach is applicable for this valuation.

Considering the purpose of this Valuation and the characteristics of the subject entity, combined with the above analysis, the market approach and asset-based approach were adopted for this valuation.

Selection of Valuation Results

Generally, the asset-based approach reflects only the intrinsic value of a company’s tangible assets, but fails to comprehensively and reasonably capture its overall value. Moreover, this method cannot account for intangible assets such as customer resources, goodwill, and human capital.

Established in 2018, Zhejiang Xinglian has developed its unique business philosophy, strategies, and methodologies over the years. After investigating the company’s financial status and analyzing its historical performance, the Valuer, in accordance with asset valuation standards and considering the subject, purpose, and applicable value type of this valuation, concluded through comparative analysis that the market approach provides a more comprehensive and reasonable reflection of the owner’s equity value of the entity under valuation.

Based on the above factors, the market approach valuation results are adopted as the final valuation conclusion: Under the assumption of business continuity, the total equity value of Zhejiang Xinglian pursuant to the market approach valuation is RMB179,000,000.

Further details of the Valuation Report containing, among other things, the principal assumptions, valuation model and inputs used in the preparation of such valuation, is set out in Appendix I to this announcement.

Valuer’s Background and Independence

The Valuer is a professional and qualified valuer in PRC. Taking into consideration the fact that the Valuer is independent from the Company and its connected persons, and the qualification and experience of the Valuer in business valuations, the Directors are satisfied with the Valuer’s independence and are of the view that the Valuer is competent to conduct the Valuation.

Having considered (i) the independence of the Valuer; and (ii) the basis and approach for the valuation as well as relevant data for arriving at the valuation of Zhejiang Xinglian, the Directors (including independent non-executive Directors) are of the view that the consideration is fair and reasonable.

INFORMATION ON ZHEJIANG XINGLIAN AND FINANCIAL EFFECT OF THE ACQUISITION

Zhejiang Xinglian is a company established under the laws of PRC with limited liabilities and is principally engaged in air freight services. Zhejiang Xinglian was established in 2018 and has registered capital of RMB160,000,000. As at the date of this announcement, ZTO Yun Leng holds 100% equity interest in Zhejiang Xinglian.

The following are the financial information of the Zhejiang Xinglian based on its unaudited consolidated financial statements prepared in accordance with generally accepted accounting principles of the PRC for the two years ended December 31, 2023 and 2024, and for the nine months ended September 30, 2025 respectively:

	For year ended December 31, 2023	For year ended December 31, 2024	For the nine months ended September 30, 2025
	RMB’000	RMB’000	RMB’000
	(unaudited)	(unaudited)	(unaudited)
Net profit before taxation	6,213	6,655	3,414
Net profit after taxation	6,539	6,571	3,338

The total assets of Zhejiang Xinglian based on its unaudited consolidated accounts as at September 30, 2025 was approximately RMB212.9 million. ZTO Yun Leng acquired 100% of equity interest in Zhejiang Xinglian for an aggregated consideration of RMB177.3 million in 2021.

Upon completion of the Acquisition, the Group will hold 100% of equity interest in Zhejiang Xinglian. Zhejiang Xinglian will be a subsidiary of a consolidated affiliated entity of the Company and the financial results of Zhejiang Xinglian will be consolidated into those of the Group. In addition, Zhejiang Xinglian and its subsidiaries have been conducting certain continuing connected transactions with the Company (including but not limited to provision of freight agency services to the Group). Upon completion of the Acquisition, Zhejiang Xinglian and its subsidiaries will no longer be connected persons of the Company and as a result, those continuing connected transactions will cease to be connected transactions of the Group.

INFORMATION ON OTHER PARTIES

The Company and the Group

The Company was incorporated under the laws of Cayman Islands on April 8, 2015. The securities of the Company are dual-primary listed on the NYSE and the Hong Kong Stock Exchange. The Group is principally engaged in express delivery services in the PRC through a nationwide network partner model.

ZTO Aviation

ZTO Aviation is a consolidated affiliated entity of the Company established in 2025 under the laws of the PRC and principally engaged in public air transportation, road freight transportation (excluding hazardous materials), warehouse services and general aviation services.

ZTO Yun Leng

ZTO Yun Leng is a company established in 2020 under the laws of the PRC and is principally engaged in the provision of air freight forwarding and logistics services. As at the date of this announcement, ZTO Yun Leng is ultimately beneficially held (i) as to approximately 19.5% by a company controlled by Mr. Meisong LAI, (ii) as to approximately 4.5% by a company controlled by Mr. Jilei WANG, an executive Director of the Company, and (iii) as to approximately 18% by ZTO Express, a consolidated affiliated entity of the Company.

REASONS FOR AND BENEFITS OF THE ACQUISITION

As Zhejiang Xinglian is principally engaged in air freight services, the Acquisition will enhance the Group’s end-to-end domestic and international air logistics capabilities and strengthen the Group’s overall competitiveness in air freight services. The Directors (including independent non- executive Directors) are of the view that the Acquisition is conducted in the ordinary and usual course of business of the Group, particularly as it relates to the establishment of ZTO Aviation services, to streamline operational and organizational synergies.

The Company is of the view that the consideration for the Acquisition is fair and reasonable after taking into consideration the appraised value of Zhejiang Xinglian based on the Valuation Report and the financial condition of Zhejiang Xinglian as at Valuation Reference Date.

Furthermore, upon completion of the Acquisition, Zhejiang Xinglian will become a wholy-owned subsidiary of ZTO Aviation, a consolidated affiliated entity of the Company, and its financial results will be fully consolidated into the Group’s financials. Hence, in light of the stable operation and track record of profitability of Zhejiang Xinglian, the Acquisition is expected to strengthen the Group’s results and improve the return for the Shareholders.

In view of the above, the Directors (including the independent non-executive Directors) consider that the terms of the Equity Transfer Agreement have been made on normal commercial terms after arm’s length negotiations, are fair and reasonable, and in the interests of the Company and its shareholders as a whole.

HONG KONG LISTING RULES IMPLICATIONS

As ZTO Yun Leng is ultimately beneficially held (i) as to approximately 19.5% by a company controlled by Mr. Meisong LAI, and (ii) as to approximately 18% by ZTO Express, a consolidated affiliated entity of the Company as at the date of this announcement, ZTO Yun Leng is an associate of Mr. Meisong LAI and thus a connected person of the Company. Therefore, the entering into of the Equity Transfer Agreement and the transaction contemplated thereunder constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio calculated pursuant to the Hong Kong Listing Rules in respect of the Equity Transfer Agreement and the transaction contemplated thereunder (on an aggregate basis) is more than 0.1% but less than 5%, the Equity Transfer Agreement and the transaction contemplated thereunder are subject to the reporting and announcement requirements but exempt from the independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

Each of Mr. Meisong LAI and Mr. Jilei WANG (as equity holders of ZTO Yun Leng), is or may be perceived to have a material interest in the Equity Transfer Agreement, and as a result has abstained from voting on the resolutions of the Board approving the Equity Transfer Agreement. Other than the aforesaid Directors, no other Directors have a material interest in the Equity Transfer Agreement or are required to abstain from voting on the resolutions of the Board approving the transaction under the Equity Transfer Agreement.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Acquisition”	acquisition by ZTO Aviation of 100% equity interest in Zhejiang Xinglian held by ZTO Yun Leng pursuant to the Equity Transfer Agreement

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Board”	the board of Directors

“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class A ordinary share one vote per share on any resolution tabled at the Company’s general meeting

“Class B ordinary shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to 10 votes per share on any resolution tabled at the Company’s general meeting

“Company”	ZTO Express (Cayman) Inc., a company incorporated in the Cayman Islands on April 8, 2015 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“Completion Date”	has the meaning ascribed to it in the section headed “Principal Terms of the Equity Transfer Agreement – Completion” in this announcement

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Director(s)”	the director(s) of the Company

“Equity Transfer Agreement”	the equity transfer agreement dated November 28, 2025 in respect of the transfer of 100% equity interest in Zhejiang Xinglian entered into by ZTO Aviation and ZTO Yun Leng

“Group”	the Company and its subsidiaries and consolidated affiliated entities from time to time

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended or supplemented from time to time

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“NYSE”	New York Stock Exchange

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of China

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	the holder(s) of the Share(s), where the context requires, ADSs

“subsidiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“substantial shareholder”	has the meaning ascribed to it under the Hong Kong Listing Rules

“US$”	United States dollars, the lawful currency of the United States of America

“Valuation Benchmark Date”	September 30, 2025

“Valuation Report”	has the meaning ascribed to it in the section headed “Principal Terms of the Equity Transfer Agreement – Valuation Report” in this announcement

“Valuer”	has the meaning ascribed to it in the section headed “Principal Terms of the Equity Transfer Agreement – Valuation Report” in this announcement

“Zhejiang Xinglian”	Zhejiang Xinglian Air Freight Co., Ltd. (浙江星聯航空貨運有限公司), a company established under the laws of the PRC

“ZTO Aviation”	ZTO Aviation Co., Ltd. (中通航空有限公司), a company established under the laws of the PRC and a consolidated affiliated entity of the Company

“ZTO Express”	ZTO Express Co. Ltd., a company established under the laws of the PRC and a consolidated affiliated entity of the Company

“ZTO Yun Leng”	ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. (中通雲冷網絡科技(浙江)有限公司), a company established under the laws of the PRC

The English names of the PRC entities referred to in this announcement are translations from their Chinese names and are for identification purposes only.

By order of the Board ZTO Express (Cayman) Inc. Meisong LAI Chairman

Hong Kong, November 28, 2025

As at the date of this announcement, the Board comprises Mr. Meisong LAI as the chairman and executive director, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU and Ms. Di XU as non-executive directors, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman YU, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE as independent non-executive directors.

APPENDIX I – FURTHER DETAILS OF THE VALUATION REPORT

VALUATION MODEL AND PARAMETERS

Selection of Valuation Model within the Market Approach

There are two common methods under the market approach, namely, the guideline public company method and the guideline transaction method. Given Zhejiang Xinglian primarily engages in air freight forwarding services, the guideline transaction method is inapplicable in the property rights trading market. This is due to limitations in data collection, which prevent adequate consideration of the impact of differences between the subject entity and transaction cases on equity value. Conversely, the securities market features a sufficient number of listed companies similar to the subject entity, characterized by active trading, publicly available transaction and financial data, and comprehensive information. Therefore, the guideline public company method is adopted for this market approach valuation.

Selection of Comparable Companies and Comparability Analysis

As the subject entity is a profitable enterprise primarily engaged in air freight forwarding, the Valuer initially adopted the following fundamental criteria for screening comparable companies in this valuation:

1.	Comparable companies must belong to the SWAN industry category: Transportation – Logistics – Cross-border Logistics;

2.	Comparable companies must have at least four years of listing history;

3.	Comparable companies have been profitable in the last three years; and

4.	Comparable companies issue only A-shares.

Based on the above four principles, the Valuer utilized the iFinD (同花順) data system for screening.

First, 12 companies belonging to the Transportation – Logistics – Cross-border Logistics sector from A-share listed companies in China were selected:

		Operating Profit
		(in RMB: 10,000)
No.	Company	2022	2023	2024
1	Company G	7,394.46	4,789.03	2,863.63
2	Company H	-411.67	1,560.75	-7,875.95
3	Company A	572,112.33	374,866.53	392,857.60
4	Company I	520,387.63	547,343.95	493,981.35
5	Company J	-66,844.19	-24,822.57	1,693.86
6	Company C	117,713.55	83,982.90	71,513.96
7	Company D	19,808.60	19,075.80	23,026.27
8	Company E	51,781.89	17,074.11	15,113.22
9	Company F	80,102.77	120,829.46	149,819.71
10	Company B	36,073.71	35,855.41	41,154.69
11	Company K	41,844.93	20,983.41	13,870.76
12	Company L	417,594.97	156,514.54	259,272.41

After excluding companies listed for less than four years, those with negative operating profits from 2022 to 2024, those whose primary business does not include cross-border logistics, and those that do not exclusively issue A-shares, the following six listed companies were ultimately selected as comparable companies:

Comparable companies	Background of the company

Company A	Company A is principally engaged in air express delivery, integrated ground services, and comprehensive logistics solutions. The company’s main products include air express delivery, integrated ground services, and comprehensive logistics solutions.

Company B	Company B is principally engaged in cross-border container logistics, engineering logistics, and resource transshipment logistics. The company’s main products are cross-border container logistics, engineering logistics, and resource transshipment logistics.

Company C	Company C is principally engaged in integrated international logistics services. The company’s primary products include integrated logistics services, international air freight, international sea freight, cross-border e-commerce logistics, specialized logistics, third-party warehousing logistics, international engineering logistics, rail freight forwarding, and other logistics services.

Comparable companies	Background of the company

Company D	Company D is principally engaged in providing customized logistics solutions and integrated end-to-end supply chain services for manufacturing clients. The company’s primary offerings include comprehensive logistics services such as intelligent warehousing and storage, loading/unloading and handling, packaging, transportation and collaborative distribution, value-added processing, and logistics information transmission, alongside tailored logistics solutions.

Company E	Company E is principally engaged in providing standardized logistics services and customized supply chain solutions tailored to cross-border operations for various import and export entities. The company’s core offerings include: – Basic segmented logistics – One-stop contract logistics – Lean supply chain logistics – Supply chain trade.

Company F	Company F is principally engaged in cross-border multimodal integrated logistics services, along with expanded supply chain trade services and land port project services built upon this foundation. The company’s main products include cross-border multimodal integrated logistics services, coking coal supply chain trade services, non-coking coal supply chain trade services, land port project services, and PPP project contracts.

Pricing Multiple, Adjustments and Inputs of the Valuation

In conducting the Valuation, the Valuer has considered various valuation multiples, including the EV(enterprise value)/EBITDA(Earnings Before Interest, Taxes, Depreciation & Amortization) ratio, price-to-earing (P/E) ratio, price-to-book (P/B) ratio and price-to-sale (P/S) ratio. The Valuer conducted a correlation analysis of commonly used value ratios for all six comparable companies selected in this appraisal. The results are as follows:

Value Ratio	EV/EBITDA	P/E	P/B	P/S

Correlation Coefficient	0.91626	0.83377	0.70611	0.39559

Analysis revealed discrepancies in capital structures between comparable companies and the subject entity, potentially resulting in differing interest payments. Therefore, EV was employed to neutralize the impact of capital structure on valuation. Additionally, significant differences in asset scale between comparable companies and the subject entity resulted in substantial variations in depreciation and amortization, thereby affecting profit metrics. Consequently, EBITDA was employed to eliminate the impact of depreciation and amortization on valuation. Correlation analysis indicated a significant strong correlation between EV and EBITDA, with a correlation coefficient of 0.91626.

Based on the above analysis, the EV/EBITDA metric demonstrates stronger correlation than other valuation multiples, and the EV/EBITDA metric was ultimately selected as the valuation ratio.

EV/EBITDA multiple for each of the comparable companies was calculated below:

(1)	Calculate EV for comparable companies

EV of comparable companies = (Fair Market Value of Equity – Net Value of Non-Operating Assets (Including Surplus)) × (1 – Discount for lack of marketability rate) × (1 + Control Premium Rate) + Interest-Bearing Debt + Minority Shareholders’ Interests

①	Fair Market Value of Equity

Fair Market Value of Equity = Number of Shares × Share Price

The number of shares and stock price are determined based on the comparable company’s benchmark date share count and closing price.

②	Net Value of Non-Operating Assets (Including Surplus) of Comparable Companies

The net value of non-operating assets (including surplus) of comparable companies is determined through comparable analysis with the subject entity. Since the EV scope excludes cash and cash equivalents, these are included in non-operating assets for calculation.

③	Discount for Lack of Marketability

For the target companies that are non-public companies, the discount for lack of marketability (“DLOM”) adjustment was made. This involves comparing the P/E ratios of non-listed companies in merger and acquisition (M&A) transactions with those of listed companies. The difference between these two P/E ratios is used to estimate the DLOM rate.

		DLOM Rate
		Non-listed companies		Listed companies		DLOM rate
No.	Year	Number of samples	Average P/E ratio	Number of samples	Average P/E ratio	(Industry average)
1	2024	519	22.08	2298	33.52	28.70%
2	2023	821	20.73	2453	30.46	30.00%
3	2022	471	21.72	3196	33.54	32.00%
4	2021	798	23.03	3042	36.43	32.70%
5	2020	679	23.59	2423	37.09	28.10%
6	2019	394	20.75	1990	35.97	36.00%
7	2018	628	22.42	2299	33.55	29.30%
8	2017	1179	16.14	1450	36.57	54.30%
9	2016	988	19.64	951	44.07	52.40%

Primary data sources include Wind, iFinD, and property rights exchanges, among others.

The Valuer analyzed and calculated the P/E ratio data for both types of companies by comparing non-listed company M&A cases occurring in 2024 with the relevant listed companies as of the end of 2024. This analysis indicates that the lack of liquidity discount rate in China for 2024 is 28.70%.

④	Control Premium

Control refers to the rights granted to shareholders under corporate law and articles of association to manage a company’s operations – essentially control over business management. Compared to minority shareholders without control, controlling shareholders possess numerous privileges unavailable to minority shareholders. It is generally recognized that controlling shareholders can obtain benefits unattainable by non-controlling shareholders, i.e., additional benefits. This value difference between controlling and non-controlling interests constitutes the basis for the control premium or lack of control discount.

Given the purpose of the valuation is relating to proposed acquisition of equity interest, the control premium was not considered in this market approach valuation.

⑤	Minority Shareholders’ Interests

Minority shareholders’ interests are determined at book value.

(2) Calculate EBITDA for the subject entity and comparable companies

EBITDA = Net profit + Income tax + Depreciation and amortization + Cash paid for interest

The following table shows the details of the original and adjusted EV/EBITDA ratios of each of the selected comparable companies:

	Pre-adjustment EV/EBITDA of Comparable Companies
	(In RMB: 10,000)
Comparable Companies	Company C	Company D	Company F	Company B	Company E	Company A
Closing Price as at the Valuation Benchmark Date	5.97	11.73	14.30	11.13	13.52	15.75
Share Capital	130,904.65	51,091.82	136,800.87	34,666.67	20,523.52	158,755.56
Fair Market Value of Equity	781,500.76	599,307.09	1,956,252.38	385,840.05	277,478.04	2,500,400.00
Less: Net Value of Non-Operating Assets	227,966.53	57,180.87	187,489.90	76,074.00	138,647.98	877,758.18
Equity Value After Non-Operating Adjustments	553,534.22	542,126.22	1,768,762.48	309,766.05	138,830.06	1,622,641.82
DLOM	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%
Control Premium	–	–	–	–	–	–
Adjusted Total Shareholders’ Equity Value	394,669.90	386,536.00	1,261,127.65	220,863.19	98,985.83	1,156,943.62
Plus: Interest-Bearing Debt	172,063.19	151,944.88	47,915.24	49,482.79	60,095.25	584,489.73
Book Value of Minority Shareholders’ Interests	12,711.87	799.30	15,559.37	20,866.05	3,278.13	205,095.49
EV (excluding Cash and Cash Equivalents)	579,444.96	539,280.18	1,324,602.26	291,212.03	162,359.21	1,946,528.84
EBITDA	69,884.95	43,831.25	157,063.58	63,819.01	21,945.64	546,874.54
EV/EBITDA	8.29	12.30	8.43	4.56	7.40	3.56

According to the “Enterprise Performance Evaluation Standard Values 2024,” (“企業績效評價標準值 2024”) the performance evaluation indicators for the entire warehousing industry were selected as the basis for value ratio adjustments, taking into comprehensive consideration the operational status of the evaluated enterprises. The standard values for the industry-wide performance evaluation are shown in the table below:

		Evaluation Standard Value
Indicator Category	Indicator	Excellent	Good	Average	Below Average	Poor
Profitability Indicators	Return on Equity (%)	10.1	4.3	2.0	-1.5	-7.9
	Return on Assets (%)	8.0	4.0	2.6	-2.8	-8.9
	Operating Profit Margin (%)	3.6	2.4	1.6	-0.5	-3.7
Operational Capability Indicators	Total Asset Turnover (times)	23.9	15.1	9.2	5.9	3.0
	Accounts Receivable Turnover (times)	0.7	0.5	0.3	0.2	0.1
	Current Assets Turnover (times)	1.7	1.1	0.4	0.2	0.1
Solvency Indicators	Debt-to-Asset Ratio (%)	110.0	80.0	50.0	30.0	20.0
	Interest Coverage Ratio	53.5	58.5	63.5	73.5	88.5
	Quick Ratio	3.9	2.2	1.4	0.7	-1.4
Growth Potential Indicators	Total Operating Revenue Growth Rate (%)	11.9	3.1	-7.2	-18.5	-27.8
	Total Profit Growth Rate (%)	12.4	5.6	0.3	-13.3	-25.9
	Research and Development Expenditure Intensity (%)	0.7	0.4	0.3	0.2	0.1

The financial indicators of the comparable companies and Zhejiang Xinglian for the base period are shown in the table below:

	Financial Indicator
Indicator	Company C	Company D	Company F	Company B	Company E	Company A	Zhejiang Xinglian
Return on Equity (%)	3.9	4.5	9.9	7.1	0.8	7.6	2.6
Return on Assets (%)	5.4	7.1	16.9	10.8	2.5	13.5	2.1
Operating Profit Margin (%)	3.3	20.4	16.4	5.1	1.0	17.1	2.2
Total Asset Turnover (times)	0.8	0.1	0.5	1.0	1.1	0.4	1.0
Accounts Receivable Turnover (times)	2.2	0.9	10.5	2.6	2.3	4.4	9.6
Current Assets Turnover (times)	1.1	0.5	1.0	1.7	1.3	1.0	1.0
Debt-to-Asset Ratio (%)	46.1	44.5	29.2	41.1	49.9	31.1	19.1
Interest Coverage Ratio	35.2	10.9	185.6	46.4	6.6	41.0	–
Quick Ratio	1.7	1.4	1.4	1.6	2.0	2.4	5.2
Total Operating Revenue Growth Rate (%)	2.0	3.9	-12.0	-22.6	-6.4	-0.3	-15.8
Total Profit Growth Rate (%)	-27.9	0.2	-25.5	8.5	-58.4	7.3	-31.6
Research and Development Expenditure Intensity (%)	0.2	1.9	0.3	0.1	0.1	0.5	-

The adjusted coefficients calculated based on the aforementioned scoring criteria and the financial indicators of comparable companies and the evaluated entity are shown in the table below:

	Financial Indicator
Indicator	Company C	Company D	Company F	Company B	Company E	Company A	Zhejiang Xinglian
Return on Equity (%)	4.8	6.4	8.0	6.4	3.2	6.4	4.8
Return on Assets (%)	8.0	8.0	8.0	8.0	6.4	8.0	4.8
Operating Profit Margin (%)	5.4	9.0	9.0	7.2	3.6	9.0	5.4
Total Asset Turnover (times)	8.0	1.6	6.4	8.0	8.0	4.8	8.0
Accounts Receivable Turnover (times)	0.0	0.0	5.4	0.0	0.0	1.8	5.4
Current Assets Turnover (times)	6.4	4.8	4.8	8.0	6.4	4.8	4.8
Debt-to-Asset Ratio (%)	8.0	8.0	8.0	8.0	8.0	8.0	8.0
Interest Coverage Ratio	8.0	8.0	8.0	8.0	8.0	8.0	1.6
Quick Ratio	9.0	9.0	9.0	9.0	9.0	9.0	9.0
Total Operating Revenue Growth Rate (%)	4.8	4.8	3.2	1.6	3.2	3.2	1.6
Total Profit Growth
Rate (%)	0.0	5.4	1.8	7.2	0.0	7.2	0.0
Research and Development Expenditure Intensity (%)	3.2	8.0	4.8	1.6	1.6	6.4	0.0
Total	65.6	73.0	76.4	73.0	57.4	76.6	53.4
Adjusted coefficient	0.8140	0.7315	0.6990	0.7315	0.9303	0.6971	1.0000

(3)	The adjusted EV/EBITDA multiple for comparable companies, determined by adjusting comparable companies’ EV/EBITDA multiples for individual factors, is 5.50.

(4)	Based on the above analysis and calculations, the value of Zhejiang Xinglian’s operating assets is determined through EV/EBITDA. The total equity value of Zhejiang Xinglian’s shareholders is determined after evaluating the value of Zhejiang Xinglian’s surplus assets and non-operating assets and liabilities.

ASSUMPTIONS OF THE VALUATION

Details of the principal assumptions, upon which the Valuation Report was based, are as follows:

General Assumptions

1.	Transaction Assumption: It is assumed that all assets subject to valuation are currently in the process of being transacted. The valuer simulates market conditions based on the transaction terms of the assets being valued to determine their value.

2.	Open Market Assumption: It is assumed that assets traded in the market, or assets intended for market transaction, involve parties who are on equal footing. Both parties have sufficient opportunity and time to obtain adequate market information to make rational judgments regarding the assets’ functionality, purpose, and transaction price.

3.	Going Concern Assumption: It is assumed that the entity being appraised fully complies with all relevant laws and regulations and will continue its operations indefinitely into the foreseeable future.

Special Assumptions

1.	This valuation is based on the specific appraisal purpose stated in the Valuation Report as its fundamental premise.

2.	There are no significant changes in the current relevant laws and regulations, the national macroeconomic situation, interest rates, exchange rates, tax bases and rates, policy-based levies, or other external economic conditions, and no unforeseeable major changes occur in the external economic environment.

3.	This valuation assumes that the future management team of the entity being valued will act diligently and continue to maintain the existing management model, with the scope and methods of operations consistent with the current direction.

4.	This valuation assumes the appraised assets will continue to be used according to their current purpose, manner, scale, frequency, and environment, without considering the optimal utilization of each individual asset.

5.	It is assumed that, based on the company’s existing management methods and level, no other uncontrollable or unforeseeable factors will cause significant adverse effects on the enterprise.

6.	The relevant basic information and financial data provided by the appraised entity and the client are true, accurate, and complete.

7.	The financial reports and transaction data of comparable companies relied upon by the valuers are authentic and reliable.

8.	The scope of the valuation is strictly limited to the assets and liabilities declared in the appraisal application forms provided by the client and the appraised entity, excluding any contingent assets or liabilities that may exist beyond the scope of the provided inventory.

9.	This valuation assumes the enterprise generates net cash flow evenly throughout the fiscal year.